NR09-19	July 20, 2009

International Tower Hill Announces Results for First 16 Holes of Summer 2009 Drill Program at Livengood Gold Deposit, Alaska

Highlights Include:	MK-08-034	41.1metres	@1.17g/t Gold
	&	48.5 metres	@1.02g/t Gold
	MK-RC-0154	45.7 metres	@1.62g/t Gold
	MK-RC-0155	35.0 metres	@1.59g/t Gold
	&	53.3 metres	@1.35g/t Gold

Vancouver, B.C…International Tower Hill Mines Ltd. (“ITH” or the “Company”) - (TSXV: ITH, NYSE-A: THM, Frankfurt: IW9) is pleased to announce assay results for the first 16 holes of the 2009 summer drilling program at Livengood gold deposit, Alaska.  Results demonstrate the continuity of mineralization at greater than 1 kilometre to the northeast and the extension of the deposit to the east of the main body of the current resource estimate area.  Overall, seven of the sixteen holes reported have cumulative grade-thickness products in excess of 100 gram metres, many with mineralization starting at or near surface, establishing the bulk mining potential of these newly delineated areas.  To date, 56 holes (16,300 metres) have been completed in the summer program and an additional 25,000 metres of drilling is planned for the remainder of the year.

Key assay results which confirm the continuation of mineralization for over one kilometre to the northeast from the Core Zone (Figure 1) include: drill holes MK-RC-143 (30.5 metres @1.06g/t gold), MK-RC-145 (25.9 metres @0.91g/t gold), and MK-RC-155 (35.1 metres @1.59g/t gold and 53.3 metres @1.35g/t gold).  Additional notable results in the northeast sector include: MK-RC-156 (170 cumulative gram metres) and MK-RC-158 (137 cumulative gram metres), both of which have mineralization starting at shallow depths (Table 1).

In the East sector, results from drill holes MK-RC-153 (69 cumulative gram metres) and MK-RC-157 (108 cumulative gram metres) reflect the continuity of mineralization as drilling steps eastward from the south end of the Core Zone.  Current drilling has now extended the east zone mineralization over 225 metres to the east with all holes continuing to intersect significant alteration (assays pending).

Hole MK-09-34, the first ‘deep’ core hole designed to establish structural controls for the deep target below the Core Zone, intersected several zones of higher grade mineralization associated with NNW trending steeply dipping veins and a high concentration of dikes (22 metres @0.98g/t gold, 41 metres @1.17g/t gold and 48 metres @1.02g/t gold).  Results confirmed the structural control for the deep target in this area which is currently being tested with several deep core holes.

Figure 1 : Plan showing Summer 2009 holes completed to date (143-195) and those for which assays are reported in this news release.  The focus of the summer program is the expansion of the deposit in the East and Northeast areas with preliminary testing of the Far East.  The results reported here confirm the continuity of significant mineralization over a strike length of 1000 metres in the Northeast sector.

Table 1 : New Intercepts from Livengood*

Hole #	From (metres)	To (metres)	Length (metres)	Gold (g/t)	Area of Deposit
MK-RC-0143	118.9	149.4	30.5	1.06	Northeast
	164.6	211.8	47.3	0.78

MK-RC-0144	227.1	239.3	12.2	0.63	Money Knob

MK-RC-0145	68.6	94.5	25.9	0.91	Northeast
	150.9	208.8	57.9	0.54
	211.8	256.0	44.2	0.60

MK-RC-0146	216.4	225.6	9.1	0.68	Money Knob

MK-RC-0147	39.6	62.5	22.9	1.07	East

MK-RC-0148	3.1	33.5	30.5	0.49	Northeast

MK-RC-0149	120.4	141.7	21.3	0.75	Money Knob

MK-RC-0150	99.1	106.7	7.6	0.86	East

MK-RC-0151	153.9	208.8	54.9	0.79	Money Knob
	213.4	237.7	24.4	0.79

MK-RC-0152	166.1	179.8	13.7	0.62	Northeast
	185.9	205.7	19.8	0.59

MK-RC-0153	146.3	204.2	57.9	0.93	East

MK-RC-0154	199.6	245.4	45.7	1.62	East

MK-RC-0155	68.6	103.6	35.1	1.59	Northeast
	163.1	195.1	32.0	0.76
	246.9	300.2	53.3	1.35

MK-RC-0156	0.0	64.0	64.0	0.74	Northeast
	86.9	129.5	42.7	0.62
	134.1	166.1	32.0	0.59
	205.7	286.5	80.8	0.65

MK-RC-0157	160.0	170.7	10.7	1.88	East
	173.7	210.3	36.6	0.81
	214.9	240.8	25.9	0.73

MK-RC-0158	36.6	65.5	29.0	0.52	Northeast
	71.6	89.9	18.3	1.81
	163.1	222.5	59.4	0.79

MK-RC-0161	210.3	219.5	9.2	0.67	East

MK-09-34	82.5	104.5	22.0	0.98	Core Zone
	129.5	170.6	41.1	1.17
	210.3	258.8	48.5	1.02

* Intercepts based on 0.25g/t cutoff and maximum 3 metres of internal waste.

In July Kappes, Cassiday and Associates of Reno were awarded the contract to undertake advanced metallurgical studies on the Livengood mineralization.  Tests will include gravity and cyanide extraction studies on 6 tonnes of material representing 35 different mineralization types within the deposit.  The results of this analysis are expected in Q4 of 2009.

The Preliminary Economic Assessment study is nearing completion and the final report is planned for release in August 2009.

Livengood Project Overview

The Livengood project has a very favourable logistical location, being situated 110 road kilometres north of Fairbanks, Alaska along the paved all-weather Elliott Highway, alongside both the Trans Alaska Pipeline and the proposed Alaska natural gas pipeline route, and approximately 55 kilometres north of the Interior Alaska power grid.   ITH controls 100% of its 44 square kilometre Livengood land package that is primarily comprised of fee land leased from the Alaska Mental Health Trust and a number of smaller private mineral leases.  The thick, shallowly dipping, outcropping gold deposit at Livengood has a favourable geometry for a low strip, bulk tonnage mining operation.  Initial metallurgical data indicates the deposit is potentially amenable to some type of combined milling and heap leach system of gold recovery.

The Company and its predecessor, AngloGold Ashanti (U.S.A.) Exploration Inc., have been exploring the Livengood area since 2003.  Resource definition drilling began in 2008 resulting in the delineation of a multi-million ounce resource.  The winter 2009 drilling indicated that significant expansion potential still exists in the Southwest sector of the deposit, while the summer 2009 program is rapidly expanding the deposit in the Northeast and East sectors.  The drilling continues to define one of the world’s larger new gold deposits.  In addition the Company is continuing its baseline environmental work ahead of major mine permitting efforts.

A 3D image of the most recently released Livengood drill information can be viewed at: http://www.corebox.net/properties/livengood/.

About International Tower Hill Mines Ltd.

International Tower Hill Mines Ltd. is a resource exploration company, focused in Alaska and Nevada, which controls a number of exploration projects representing a spectrum of early stage to the advanced multimillion ounce gold discovery at Livengood.  ITH is committed to building shareholder value through new discoveries while maintaining a majority interest in its key holdings, thereby giving its shareholders the maximum value for their investment.

On behalf of
INTERNATIONAL TOWER HILL MINES LTD.

(signed) Jeffrey A. Pontius

Jeffrey A. Pontius,
President and Chief Executive Officer

Contact Information:

Quentin Mai, Vice-President - Corporate Communications

E-mail: qmai@internationaltowerhill.com

Phone: 1-888-770-7488 (toll free) or (604) 683-6332 (Ext 5622) / Fax: (604) 408-7499

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this press release, which has been prepared by management.

Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 27E of the Exchange Act.  All statements, other than statements of historical fact, included herein including, without limitation, statements regarding the anticipated content, commencement and cost of exploration programs, anticipated exploration program results, the expansion of the estimated resources at Livengood, the discovery and delineation of additional mineral deposits/resources at the Livengood project, business and financing plans and business trends, are forward-looking statements.  Information concerning mineral resource estimates also may be deemed to be forward-looking statements in that it reflects a prediction of the mineralization that would be encountered if a mineral deposit were developed and mined.  Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct.  Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate and similar expressions, or are those, which, by their nature, refer to future events.  The Company cautions investors that any forward-looking statements by the Company are not guarantees of future results or performance, and that actual results may differ materially from those in forward looking statements as a result of various factors, including, but not limited to, variations in the nature, quality and quantity of any mineral deposits that may be located, the Company's inability to obtain any necessary permits, consents or authorizations required for its activities, the Company's inability to produce minerals from its properties successfully or profitably, to continue its projected growth, to raise the necessary capital or to be fully able to implement its business strategies, and other risks and uncertainties disclosed in the Company’s Annual Information Form filed with certain securities commissions in Canada and its annual report on Form 20-F filed with the United States Securities and Exchange Commission (the “SEC”), and other information released by the Company and filed with the appropriate regulatory agencies.  All of the Company's Canadian public disclosure filings may be accessed via www.sedar.com and its United States public disclosure filings may be accessed via www.sec.gov, and readers are urged to review these materials, including the technical reports filed with respect to the Company's mineral properties.

Cautionary Note Regarding Reference to Resources and Reserves

National Instrument 43 101 Standards of Disclosure of Mineral Projects (“NI 43 101”) is a rule developed by the Canadian Securities Administrators which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects.  Unless otherwise indicated, all reserve and resource estimates contained in or incorporated by reference in this press release have been prepared in accordance with NI 43 101 and the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) Standards on Mineral Resource and Mineral Reserves, adopted by the CIM Council on November 14, 2004 (the “CIM Standards”) as they may be amended from time to time by the CIM.

United States shareholders are cautioned that the requirements and terminology of NI 43-101 and the CIM Standards differ significantly from the requirements and terminology of the SEC set forth Industry Guide 7.  Accordingly, the Company’s disclosures regarding mineralization may not be comparable to similar information disclosed by companies subject to the SEC’s Industry Guide 7.  Without limiting the foregoing, while the terms “mineral resources”, “inferred mineral resources” and “indicated mineral resources” are recognized and required by NI 43-101 and the CIM Standards, they are not recognized by the SEC and are not permitted to be used in documents filed with the SEC by companies subject to Industry Guide 7.  Mineral resources which are not mineral reserves do not have demonstrated economic viability, and United States shareholders are cautioned not to assume that all or any part of a mineral resource will ever be converted into reserves.  Further, inferred resources have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically.  It cannot be assumed that all or any part of the inferred resources will ever be upgraded to a higher resource category.  In addition, the NI 43-101 and CIM Standards definition of a “reserve” differs from the definition adopted by the SEC in Industry Guide 7.  In the United States, a mineral reserve is defined as a part of a mineral deposit which could be economically and legally extracted or produced at the time the mineral reserve determination is made.

This press release is not, and is not to be construed in any way as, an offer to buy or sell securities in the United States.